Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

VIA EDGAR

November 3, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter

Re:	Ostin Technology Group Co., Ltd.

Amendment No. 5 to Registration Statement on Form F-1

Filed October 12, 2021

File No. 333-253959

Dear Ms. Carpenter:

Ostin Technology Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 28, 2021, regarding Amendment No. 5 to Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on October 12, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 6 to the Registration Statement (the “Amendment No. 6”), which is being filed with the Commission contemporaneously with the submission of this letter.

F-1/A filed October 12, 2021

Prospectus Cover Page, page 1

1.	Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, we have revised our disclosure on the cover page and page 6 of the Amendment No. 6.

2.	With respect to your disclosure covering the Holding Foreign Companies Accountable Act and the PCAOB, please ensure that your disclosure indicates that both trading in the securities may be prohibited and an exchange may determine to delist the securities. Also, please revise to address the Senate passage in June 2021 of the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.

In response to the Staff’s comment, we have revised our disclosure on the pages 3, 9, 23, 25 and 26 of the Amendment No. 6.

3.	Several of our prior comments covered permissions or approvals that may need to be obtained. On these topics, please ensure that your disclosure discusses the effect not only on the company’s operations, but also on the ability to conduct the offering outside China. Also, please ensure that you provide adequate disclosure of the consequences if permission is deemed necessary and subsequently rescinded.

In response to the Staff’s comment, we have revised our disclosure on the pages 8, 31 and 32 of the Amendment No. 6.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tao Ling
Tao Ling, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP